UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   August 10, 2010           File No.  001-33502

DEJOUR ENTERPRISES LTD.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Dejour Announces July 2010 Woodrush Production

Q2-2010 Earnings to be released August 16, 2010

Calgary, Alberta, August 10, 2010 -- Dejour Enterprises Ltd. (NYSE-AMEX: DEJ / TSX: DEJ) (“Dejour”), an independent oil and natural gas company operating multiple exploration and production projects in Northeastern British Columbia and Western Colorado, today announces high volume crude oil and natural gas output in July from the Company's Woodrush Project located in the Peace River Arch in British Columbia, Canada.

Gross project oil and gas production for the month of July was 28,271 barrels of oil equivalent (BOE), 91% of the production recorded in June. This represents a 198% improvement over the benchmark average gross monthly production of 9,500 BOE recorded during Q1-2010.

Daily Production	July 2010	June 2010

By Product:
Natural Gas	2,610 mcf/d	2,672 mcf/d
Oil	477 bbl/d	554 bbl/d

Woodrush Total	912 boe/d	999 boe/d

Dejour 75% WI	684 boe/d	749 boe/d

Harrison Blacker, Dejour President and COO states, “Woodrush production remained strong in July despite the D-91 oil well being shut in for the majority of the month to meet OGC production allowable quotas.  For the balance of Q3, we expect gross production from the field to average approximately 750 BOE/D as a result of the implementation of a production allowable quota on the recently drilled well A-1-I, lowering its daily output by 250 BOPD. These strong production results provide us with ever increasing confidence to drill additional development locations beginning at the end of September and finalize a waterflood production program which should more than double the proven reserves of this robust Halfway oil pool, effectively eliminating the production allowable quotas now in place."

The Company will release its June 30, 2010 financial results prior to the opening of trading on August 16, 2010.

About Dejour

Dejour Enterprises Ltd. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s Piceance / Uinta Basin (109,000 net acres) and Peace River Arch regions (20,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

BOE Presentation: Barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of gas to one barrel of oil.  The term “BOE” may be misleading if used in isolation.  A BOE conversion ratio of one barrel of oil to six mcf of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Total BOEs are calculated by multiplying the daily production by the number of days in the period.

Statements Regarding Forward-Looking Information: This news release contains statements that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the assessment that the reserves and resources described can be profitably produced in the future, based on certain estimates and assumptions, these forward-looking statements include but are not limited to, the availability of funding for future projects, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation, as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour's operations or financial results, are included in Dejour's reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

DEJOUR ENTERPRISES LTD.
Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

Dejour Enterprises Ltd.
(Registrant)

Dated: August 10, 2010	By:	/s/ Mathew Wong
Mathew Wong,
Chief Financial Officer